NEWS RELEASE
OTC BB: VCTZF
Cusip# 91881202

NIKE, U.S. STATE DEPARTMENT, NASA AND USAID-SPONSORED COMPETITION PICKS VALCENT AS ONE OF THE TEN BEST COMPANIES IN THE WORLD FOR
A SUSTAINABLE FUTURE

(Marketwire –March X, 2010) -  LAUNCH, a global initiative whose Founding Partners include NASA, USAID, the U.S. State Department and Nike, which identifies and supports innovative work poised to contribute to a sustainable future, has selected Valcent’s VertiCrop vertical farming technology as one of ten global innovations from a field of 150 pioneering projects. As one of ten featured leaders in sustainability, Valcent will present their advances on large scale hydroponic agriculture at the premiere LAUNCH event at the Water at Kennedy Space Center on March 16th to 18th 2010.

Amidst the backdrop of shuttle launch mission STS-131, a distinguished group of leaders from government, business, science, engineering, communications and sustainability will convene to learn about Valcent’s vertical farming innovations in a collaborative forum designed to help accelerate the company’s progress.  Along with the initiatives’ Founding Partners and Resource Partners which include The Pacific Institute, Sandia National Labs and The Water Center of the Earth Institute, LAUNCH was formed as a collaborative forum and incubator to engage and champion innovative ideas, companies, programs and technologies focused on a series of sustainability challenges.

“Our world’s balance between demand and supply of food is sensitive to climate change, fuel demands, access to water and our investments in research and infrastructure,” said Stephen Kennedy Smith, President of  Em-Link LLC, the Boston-based Master Distributor for Valcent in the United States.  “We are honored to receive recognition from this esteemed panel of judges who recognize Valcent’s VertiCrop technology as vital to accelerating innovation for a sustainable future.  We look forward to the panelists’ valuable input on our initiatives involving vertical agriculture using recycled resources and hydroponics, which is the practice of growing plants without soil and which allows for the production of fruit and vegetables in spaces outside of traditional farms.”

“We are honored that our vertical farming technology is recognized as an important innovation by LAUNCH,” says Chris Bradford, President, CEO, and Director of Valcent Products Inc.  “We have entered a new era of urban agriculture where we can deliver locally grown crops that provide a nutritionally superior product that is healthier for the communities they serve.”

Valcent’s VertiCrop technology will be profiled on the LAUNCH web site and featured in a custom produced video profile in collaboration with Nike.

About Valcent Products Inc:
Valcent Products Inc. (OTCBB: VCTZF) specializes in growing solutions and plant based consumer products and is a leader in the development of innovative and practical eco-technologies. For more information, visit: www.valcent.net and www.valcent.eu and contribute at http://blog.valcent.net/ .

Contacts:

Investor Relations                                                                               Media Relations
Gerry Jardine or Mike Parker                                                                       Nancy Tamosaitis
(888) 506-7979                                                                                            Vorticom Public Relations
or worldwide (604) 608-6192                                                                      212.532.2208
info@valcent.net                                                                                           Nancyt@vorticom.com

Safe Harbor for Forward Looking Statements:  This press release contains forward-looking information, in that it describes events and conditions, which Valcent Products, Inc. reasonably expects to occur in the future, and statements including opinions, assumptions and  estimates.  Forward-looking statements include information that does not relate strictly to historical or current facts.  When used in this document, the words “seeks”, “anticipate”, “believe”, estimate”, “expect”, “forecast”, “intent”, “may”, “project”, “plan”, “potential”, “should” and similar expressions are intended to be among the statements that identify forward-looking statements.  Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, including inability to complete sales in process or develop positive cash flow from anticipated product sales, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information.  The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and the financial statements and Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and the financial statements and Form 51-102F1 filed in Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada. For all such forward-looking statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Valcent disclaims any obligation to update any forward-looking statement made herein.